June 26, 2006

VIA OVERNIGHT COURIER AND EDGAR

Re:	Evercore Partners Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-1

File No. 333-134087

Gregory S. Dundas, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dundas:

On behalf of Evercore Partners Inc. we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share, marked to show changes from the Registration Statement as filed on May 12, 2006. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, such as the updating of interim financial information.

In addition, we are providing the following responses to your comment letter, dated June 9, 2006, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement. The responses and information described below are based upon information provided to us by Evercore.

Securities and Exchange Commission	-2-	June 26, 2006

General

1.	Please provide a price range, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Share ownership percentages are also key to our review. Please understand that the effect of such disclosures throughout the document may cause us to raise issues on areas not previously commented on.

Evercore acknowledges the Staff’s comment and advises the Staff that it will provide a price range, share ownership percentages and all corresponding information in a subsequent pre-effective amendment to the Registration Statement.

2.	Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

Evercore has updated the financial statements and related disclosure in the Registration Statement to comply with Rule 3-12(g) of Regulation S-X.

3.	Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

Evercore has filed updated consents of the independent accountants as Exhibits 23.1 and 23.2.

Inside Cover Page

4.	Please tell us whether Evercore was the lead advisor on each of the transactions listed. For any instances in which it did not serve as lead, please tell us Evercore’s relationship with respect to the deal.

Evercore respectfully submits that in most large M&A transactions, including those upon which Evercore has advised, the client retains more than one financial advisor and generally does not designate any one firm as the “Lead Advisor”. Evercore provided strategic financial advice and/or a fairness opinion on each of the transactions listed on the inside cover page and has been credited by Thomson Financial, the leading provider of advisory ”league table” rankings, as having a financial advisory role as to each of such transactions.

Table of Contents Page

5.	Please delete the definition of “investment banking boutique” and, instead, define this term in context in the Summary and Business sections, and elsewhere as necessary.

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In response to the Staff’s comment, Evercore has deleted the definition of “investment banking boutique” on page i and has revised the disclosure to define this term in the first paragraph on page 1 in the “Summary” section and the first paragraph on page 72 in the “Business” section.

6.	We note your statement that completion of the reorganization is a condition to the consummation of the offering. Please clarify, here and elsewhere as appropriate, whether the merger with Protego is an essential part of the reorganization and therefore also a condition to the consummation of the offering.

Evercore advises the Staff that it is currently contemplated that consummation of the combination with Protego will occur prior to the offering and, in response to the Staff’s comment, Evercore has clarified its disclosure in this respect in the Registration Statement on page i and elsewhere. In the unexpected event that the combination with Protego will not be consummated prior to the offering, Evercore advises the Staff that it would reflect this in a subsequent pre-effective amendment to the Registration Statement.

Evercore Partners, page 1

7.	In the first sentence please clarify by what measure you are “the leading investment bank boutique in the world” and provide us with supplemental support for this statement. We also note that under “Our Growth Strategy” on page 4, you describe yourself as “a leading investment bank boutique” rather than “the leading...”. Please reconcile these statements.

In response to the Staff’s comment, Evercore has explained on page 1 of the Registration Statement that Evercore is the “leading investment banking boutique in the world” based on the dollar volume of announced worldwide mergers and acquisition transactions Evercore has advised on since 2001. According to Thomson Financial, an industry standard source for such information, Evercore ranks above all other investment banking boutique firms in dollar volume of announced worldwide M&A activity from January 1, 2001 to date. Please see Annex A to this letter for supplemental data supporting Evercore’s status as the leading investment banking boutique in the world. Evercore notes that each of the firms ranked above Evercore in the supplemental data attached hereto underwrites public offerings of securities and/or engages in commercial banking activities. Evercore has revised the first sentence under the heading “Our Growth Strategy” on pages 5 and 74 to eliminate the inconsistency with its disclosure on pages 1 and 72.

Investment Management, page 2

8.	We refer to the “Organizational Structure” section on page 26 that states as part of the Formation Transaction, the Company will contribute to Evercore LP various entities that conduct your business, with the exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds. In this regard, considering these funds are the major source of investment management revenues, please revise the “Investment Management” section on pages 3, which describes the investment management revenues

Securities and Exchange Commission	-4-	June 26, 2006

and the $897 million of investments in these three funds as of March 31, 2006, to disclose the effects on current and future operating results and financial condition of the elimination of the general partners of these three funds from the Evercore LP consolidated financial statements. Refer in this section to the effects of the following adjustments to the pro forma operations and financial condition of the Company as of December 31, 2005:

a.	Adjustment (a) on page 34 to the pro forma consolidated income statement or the year ended December 31, 2005 that gives effect to the elimination of the historical results of the three private equity funds including $976,000 of net losses associated with carried interest and portfolio investments,

b.	Adjustment (j) to the pro forma statement of financial condition on page 37 that eliminates $13 million of investments at fair value, equal to 78% of total investments and 16% of total assets as of December 31, 2005.

In response to the Staff’s comment, Evercore has expanded its disclosure under the heading “Investment Management” on pages 3-4 to discuss the pro forma effects on income and financial condition of the elimination of the general partners of the Evercore Capital Partners I and II and Evercore Ventures private equity funds from the Evercore Holdings combined financial statements, including the adjustments to the unaudited condensed and consolidated pro forma statements of income and financial condition of the Company identified by the Staff, as well as to discuss its expectations regarding any future private equity funds it may manage.

Organizational Structure, page 5

9.	Please revise to clarify, the nature of Class B voting rights. Specifically, disclose, if true, that not all Class B holders will have voting rights, and that all such voting rights will be held by Messrs. Altman and Beutner. Also disclose the respective percentages of control of Evercore Partners that will be held by Messrs. Altman and Beutner and public stockholders.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Organizational Structure” on pages 6-7 to further clarify the nature of the voting rights of the holders of the Class B Common Stock and to include placeholders for the respective percentages of voting power that will be held by Messrs. Altman and Beutner and public stockholders. Evercore advises the Staff that the actual percentages of voting power will be included in a subsequent pre-effective amendment to the Registration Statement.

10.	Clarify, if true, that all the Senior Managing Directors will be limited partners of Evercore LP and that there will be no additional partners apart from Evercore Partners, Inc.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Organizational Structure” on page 6 to clarify that the Senior Managing Directors and their estate planning vehicles will be the only limited partners of Evercore LP at the time of the offering.

Securities and Exchange Commission	-5-	June 26, 2006

11.	Please quantify Evercore Partners’ “controlling equity interest” in Evercore LP.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Organizational Structure” on page 7 to provide a placeholder for the quantification of Evercore Partners Inc.’s equity interest in Evercore LP. This percentage will be included in a subsequent pre-effective amendment to the Registration Statement.

12.	Revise this section to state that the “Operating Entities” to be transferred to Evercore LP are included in the financial statements of Evercore Holdings with the exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Organizational Structure” on page 6 to state that the operating entities to be transferred to Evercore LP exclude the general partners of the private equity funds currently managed by Evercore and certain other entities through which Messrs. Altman and Beutner have invested capital in the Evercore Capital Partners I private equity fund.

The Offering, page 6

13.	Under “Voting Rights,” please clarify the extent to which the limited partners of Evercore LP apart from Messrs. Altman and Beutner will have voting rights.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Voting Rights” on page 8 to clarify that, until such time as Messrs. Altman, Beutner and Aspe and certain trusts benefiting their families collectively cease to beneficially own, in the aggregate, at least 90% of the Evercore LP partnership units they hold on the date of the offering, Messrs. Altman, Beutner and Aspe will have all of the voting power of the Class B common stock and the other limited partners of Evercore LP will have no voting power.

Summary Historical and Pro Forma Financial Data, page 8

14.	In the fourth paragraph regarding the Evercore LP pro forma adjustments describe in greater detail the nature of the major adjustments included as part of the Formation Transaction and the Protego Combination. For example, describe the effects of footnote (e) on page regarding the elimination of operating results and financial position of the general partners of the Evercore Capital Partners 1 and II and Evercore Ventures funds in 2006.

In response to the Staff’s comment, Evercore has revised its disclosure in the fourth paragraph on page 10 to describe in greater detail the nature of the significant pro forma adjustments implied by the Formation Transaction and the Protego Combination.

Securities and Exchange Commission	-6-	June 26, 2006

15.	Discuss the following in the fifth paragraph regarding the Evercore Partners pro forma adjustments:

a.	State the basis for including compensation and benefits in the pro forma statement of income equal to 50% of your total revenues; and reconcile this statement to the “Employee Compensation and Benefits Expense” section of MD&A on page 45 that states compensation will be at a level not to exceed 50% of total revenue each year.

In response to the Staff’s comment, Evercore has revised its disclosure in the fifth paragraph on page 10 to explain that the pro forma adjustment setting compensation and benefits expenses equal to 50% of total revenue gives effect to Evercore’s policy following the offering to set its total compensation and benefits expense at a level not to exceed 50% of its total revenue each year (excluding for purposes of this calculation, any revenue or compensation and benefits expense relating to gains or losses on investments or carried interest). Evercore supplementally advises the Staff that it has determined to give pro forma effect to this policy by adjusting its compensation and benefits expense to equal 50% of total revenue rather than a lower percentage because it initially expects to accrue compensation and benefits expense equal to 50% of total revenue following the offering.

b.	Explain why the provision for corporate income tax was determined using a 44% effective tax rate.

In response to the Staff’s comment, Evercore has revised its disclosure the fifth paragraph on page 10 to explain that the 44% effective tax rate determined by Evercore assumes the highest statutory rates apportioned to each state, local and/or foreign tax jurisdiction and reflected net of U.S. federal tax benefit.

16.	Revise the Pro Forma Basic Net Income and Diluted Net Income Per Share figures in the “Statement of Income Data” section on page 9 to state that they are related exclusively to the Class A shares. Briefly explain why no disclosure in made of similar information for Class B shares.

In response to the Staff’s comment, Evercore has revised its disclosure on pages 12 to state that the pro forma basic net income and diluted net income per share figures relate only to the shares of Class A Common Stock. In addition, Evercore has added disclosure on page 12 to explain that the shares of Class B Common Stock have no economic rights and entitle the holder only to voting rights and, accordingly, pro forma basic and diluted net income per share of Class B Common Stock have not been calculated.

17.	Please revise the “Operating Metrics” section on page 9 to provide the following disclosure:

a.	Discuss and quantify the expected impact on each of the Investment Management measures with respect to the elimination of the private equity funds from consolidation in 2006 as stated in footnote (e) on page 10.

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Evercore respectfully advises the Staff that, pursuant to FIN 46(R) and EITF 04-5, the private equity funds Evercore manages (as opposed to the general partners of these funds) were never required to be consolidated in Evercore Holdings’ financial statements. Management fees and portfolio company fees are not impacted by the elimination of the results of the general partners of the private equity funds from Evercore’s consolidated results as the entities that earn these fees are being contributed as a part of the Formation Transaction. The sole types of revenue derived from the general partners of the private equity funds are carried interest and gain and loss from investments. In response to the Staff’s comments, the pro forma effect of the elimination of the results of the general partners of the private equity funds is now also discussed on pages 3-4 of the Registration Statement under the heading “Investment Management”.

b.	Define what are Capital Commitments, Capital Invested, Gross Proceed Realized and Carried Interest and explain how they were derived from the related income statement line items.

In response to the Staff’s comment, Evercore has added footnotes to define each of the specified line items in the Operating Metrics table. As discussed below in response to the Staff’s comment 17.c., capital commitments, capital invested and gross realized proceeds are not derived from Evercore’s financial statements but are operating data relating to the private equity funds that it manages. In addition, and as discussed below, carried interest is a component of Evercore’s investment management revenue.

c.	Assuming these are non-GAAP disclosures, please provide the following disclosure:

•	State the reasons why you believe the presentation of this non-GAAP information provides useful information to investors regarding your financial conditions and results of operations

•	Provide a reconciliation, preferably by a schedule, that reconciles the differences between the non-GAAP financial measures to the most comparable GAAP figure.

Evercore respectfully submits that capital commitments, capital invested and gross realized proceeds are not non-GAAP financial measures within the meaning of Item 10(e) of Regulation S-K. As explained above, these measures are not measures of Evercore’s historical or future financial performance, financial position or cash flows but instead are operating measures relating to the historical terms and activity of the private equity funds that Evercore manages. Evercore also respectfully submits that carried interest and investment income and management and portfolio company fees are also not non-GAAP financial measures in that they are simply components of Investment Management revenue that have not been adjusted and sum to total Investment Management revenue.

Securities and Exchange Commission	-8-	June 26, 2006

d.	Explain why there has been no change in the amount of the Capital Commitments during each of the three years in the period ended December 31, 2005.

In response to the Staff’s comment, Evercore has explained in footnote (e) on page 13 the reason why there has been no change in the amount of capital commitments over the three-year period presented.

e.	Discuss the reasons why Capital Invested decreased from $206.8 million in 2003 to $15 million 2004. A similar discussion should be provided with respect to Gross Realized Proceeds which decreased from $308 million in 2003 to $35 million in 2004.

In response to the Staff’s comment, Evercore has explained in footnotes (f) and (g) on page 13 the reasons for the changes to the capital invested and gross realized proceeds figures, respectively, during this period.

f.	Explain why Management and Portfolio Company Fees for 2005 of $15,560 are greater than the total investment management revenue of $14.584 million for 2005 in the consolidated statement of income on page F-6.

Evercore has added a Total Investment Management Revenue line item to its Operating Metrics table on page 11, which presentation it believes clarifies that management and portfolio company fees exceeded total investment management revenue for 2005 due to such segment’s investment losses in that year.

g.	Explain the reasons why Carried Interest and Investment Income have decreased significantly during the three year period ended 2005 with a net loss of $976,000 in 2005. Disclose the effect of the elimination of the private equity funds on this trend. Refer to pro forma adjustment (a) to the pro forma consolidated statement of income for 2005 on page 34.

In response to the Staff’s comment, Evercore has explained in footnote (i) on page 13 the reasons for the decrease in carried interest and investment income over the three-year period ending in 2005 and included a reference to the presentation of the pro forma effect of the elimination of the results of the general partners of the private equity funds it currently manages.

18.	Revise the “Selected Historical Financial and Other Data” section on page 41 for the comments that are applicable considering it contains information similar to that in the “Summary Historical and Pro Forma Financial Data” section on page 8.

Securities and Exchange Commission	-9-	June 26, 2006

Evercore has revised the “Selected Historical Financial and Other Data” section as applicable in response to the Staff’s comments on the “Summary—Historical and Pro Forma Financial and Other Data” section.

Protego Asesores, page 11

19.	Please revise this section to provide the following information with respect to the proposed acquisition of Protego Asesores:

Evercore respectfully submits that, upon further review of the summary historical and pro forma financial data for Protego and in light of the additional disclosure requested by the Staff, Evercore has moved this data from the “Summary” section to the “Selected Historical Financial and Other Data” section on pages 49-50. Because of the relative lack of significance to Evercore of the Protego acquisition, Evercore does not consider this information to be among the most significant aspects of the offering as contemplated by Item 503 of Regulation S-K. Evercore has, however, made the changes described below in response to each of the Staff’s comments in the “Selected Historical Financial and Other Data” section.

a.	Briefly describe the terms of the proposed acquisition of Protego Asesores and refer to the “Combination with Protego” section of the Organizational Structure section on page 26.

In response to the Staff’s comment, Evercore has added a paragraph on page 49 to describe the terms of the proposed combination with Protego and referred to the “Organizational Structure—Combination with Protego” section.

b.	Include a column that shows the pro forma income statement data similar to that provided for Evercore Holdings on page 9. Refer to the pro forma adjustments to the Protego statement of income on page 34 of the Unaudited Pro Forma Financial Information section.

Evercore respectfully submits that Regulation S-X does not require presentation of pro forma financial information for Protego and believes that such an unusual presentation would not be useful to investors. Evercore notes that the information requested by the Staff is included as a column within the pro forma statements of income for Evercore included the “Unaudited Pro Forma Financial Information” section.

c.	Provide a section for summary statement of financial condition data as of December 31, 2005 similar to that provided for Evercore Partners on page 9. Refer to the pro forma adjustments to the historical statement of financial condition on page 37 of the Unaudited Pro Forma Financial Information section.

Evercore respectfully submits that Regulation S-X does not require presentation of pro forma financial information for Protego and believes

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that such an unusual presentation would not be useful to investors. Evercore notes that the information requested by the Staff is included as a column within the pro forma statement of financial condition for Evercore included the “Unaudited Pro Forma Financial Information” section.

d.	Explain why you have not included any operating metrics information similar to that of Evercore Holdings on page 9.

In response to the Staff’s comment, Evercore has included operating metric information for Protego’s advisory segment on page 50. Because Protego’s investment management business is in its initial phases, Evercore respectfully submits that operating metric information for that segment would not be useful to investors.

e.	Discuss in a footnote the reasons why Protego has recorded a minority interest for the year ended December 31, 2005 equal to 55% of after-tax net income for that period.

Minority interest recorded on the combined and consolidated financial statements relates to the minority interest of an unrelated third party in Protego Casa de Bolsa S. A. de C. V. As a result, the Company includes in its financial statements minority interest of approximately 49%. In response to the Staff’s comment, Evercore has added disclosure to this effect in footnote (a) on page 50.

f.	State that all earnings for the period from January 1, 2005 to the date of the closing of the purchase agreement will be distributed to the Directors of Protego. Refer to the “Combination with Protego” section on page 26.

In response to the Staff’s comment, Evercore has added disclosure in footnote (b) on page 50 to state that all earnings for the period from January 1, 2005 to the date of the closing of the contribution and sale agreement will be distributed to the Directors of Protego.

Our management has identified material weaknesses in internal control..., page 14

20.	We refer to the statement that your internal controls over financial reporting do not currently meet all the standards of Section 404 of the Sarbanes-Oxley Act and that you are in the process of addressing these material weaknesses in internal controls. In this regard, please provide the following information:

a.	Describe the remedial plan of action that you have undertaken to provide reasonable assurance that these internal control weaknesses will not recur in the future.

Evercore respectfully submits that additional disclosure has not been added to the “Risk Factors” section to describe the remedial actions undertaken by Evercore relating to internal control weaknesses as such

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information would have the effect of mitigating the risk factor disclosure. Evercore supplementally advises the Staff that Evercore has over the past year developed and begun implementation of a plan to improve its core accounting and finance processes. Specifically, Evercore has put in place the following changes:

•	Management Level Changes – Evercore has hired a new Chief Financial Officer, Controller, Tax Director and Senior Private Equity Financial Officer as well as other requisite staff within the finance organization. Additionally, Evercore is in the process of expanding its in-house legal capability through the hiring of a General Counsel and Chief Compliance Officer.

•	Financial Reporting – Evercore has a top-level commitment to establishing appropriate internal controls and has implemented a monthly close process, routing operating metrics as well as the establishment of budgets and periodic forecasts.

•	Communication – Evercore has established a number of formal committees to ensure proper protocols regarding control performance and changes to the organization’s risk profile including the right level of integration between the business front office and finance.

•	Documentation – Evercore has begun documenting its policies and processes and will continue to identify key financial reporting risks, assess their potential impact, and link those risks to specific areas and activities within the organization.

Evercore will continue to focus on these efforts over the next six to twelve months in order to comply with Section 404 of the Sarbanes-Oxley Act by the end of 2007.

b.	Tell us and disclose why these unremediated material weaknesses in internal controls over financial reporting did not have any impact on the auditor report which expressed an unqualified opinion on the financial statements. Refer to paragraph 129, Issuing an Unqualified Opinion, of PCAOB AS 2.

Evercore respectfully advises the Staff that it was not required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 in connection with this filing. Additionally, Evercore is not required to have an audit of internal control over financial reporting in accordance with PCAOB AS 2. Evercore refers to the scope paragraph of the report on the financial statements issued by Evercore’s independent registered public accounting firm detailed below.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain

Securities and Exchange Commission	-12-	June 26, 2006

reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

c.	Discuss in MD&A the expected incremental costs to be incurred in order to improve your internal controls over financial reporting and to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We note that according to MD&A on page 49 you have incurred approximately $10.2 million in professional fees during 2005 to prepare your historical financial statements and for upgrades to your reporting and accounting system and compliance with Section 404 of the Sarbanes-Oxley Act.

Evercore advises the Staff that it has revised the disclosure on page 55 to clarify that, on an annual basis, it estimates it will incur costs of $4 to $5 million per year as a result of becoming a publicly traded company. Additionally, Evercore has disclosed that it expects the one-time costs of meeting the legal and regulatory requirements of a public company, including Section 404 of the Sarbanes-Oxley Act, to reach $1.5 million and ongoing annual costs of maintaining such requirements to approximate $0.5 million.

21.	Please move this risk factor so that it becomes the first risk factor in this section.

Evercore respectfully submits that it believes that the risk factors that precede this risk factor describe more significant risks that “make the offering speculative or risky” in accordance with Item 503(c) of Regulation S-K and, accordingly, merit greater prominence in this section.

22.	Please revise to clarify the nature of the “adverse regulatory consequences” referred to.

In response to the Staff’s comment, Evercore has revised its disclosure on page 17 to clarify that in the event that Evercore is not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, Evercore may be unable to timely report and thereby become subject to sanctions by the Securities and Exchange Commission and/or the applicable listing rules of the New York Stock Exchange.

Securities and Exchange Commission	-13-	June 26, 2006

23.	Please reference this risk factor on the cover page of the prospectus.

Evercore respectfully submits that, for the reasons stated in our responses to comments 20 and 21 above, it believes that it would be potentially misleading to investors to highlight this risk factor with such greater prominence than all of the remaining risks it has identified and disclosed in the “Risk Factors” section. Evercore notes that the cover page of the prospectus includes a cross-reference to the “Risk Factors” section generally.

Protego depends on Mr. Aspe and other key personnel…, page 19

24.	Please clarify the phrase, “the fund’s commitment period may be terminated.”

In response to the Staff’s comment, Evercore has revised its disclosure in the first risk factor under the heading “Risks Related to Our Combination with Protego” on page 21 to clarify that, upon termination of the fund’s commitment period, the fund would no longer be able to call upon the fund’s investors to provide additional cash necessary for the fund to make additional investments.

Control by Messrs. Altman and Beutner of the voting power..., page 22

25.	Please revise to briefly clarify how Messrs. Altman and Beutner will have the ability to elect all the members of the board.

In response to the Staff’s comment, Evercore has revised its disclosure in the first risk factor under the heading “Risks Related to Our Class A Common Stock and this Offering” on pages 24-25 to clarify that Messrs. Altman and Beutner will have the ability to elect all the members of Evercore’s board of directors because they will control a majority of Evercore’s voting power and Evercore’s certificate of incorporation will not provide for cumulative voting.

Organizational Structure, page 26

26.	Please revise to clarify how the business is currently organized. We note the statement on the Table of Contents page that Evercore Holdings is currently “comprised of certain consolidated and combined entities under common ownership by Evercore’s Senior Managing Directors.” Here please elaborate on that description, including the extent to which Evercore Holdings is controlled by Messrs. Altman and Beutner.

In response to the Staff’s comment, Evercore has revised its disclosure on page 29 to expand its disclosure regarding how the business is currently organized and how its existing entities are controlled by Messrs. Altman and Beutner.

27.	In the second bullet on page 25, discuss the vesting and transfer restriction provisions or cross-reference to a discussion elsewhere in the prospectus.

In response to the Staff’s comment, Evercore has added to the second bullet under the heading “Incorporation of Evercore Partners Inc.” on page 30 a cross-reference to the discussion of the vesting and transfer restriction provisions of the Evercore LP partnership agreement in the “Related Party Transactions—Evercore LP Partnership Agreement” section.

Securities and Exchange Commission	-14-	June 26, 2006

28.	Please revise to clarify the basis for the statement at the top of page 28 that Messrs. Altman, Beutner and Aspe will have X% of the voting power in Evercore Partners.

In response to the Staff’s comment, Evercore has added disclosure to the fourth bullet under the heading “Offering Transactions” on page 31 to clarify that Messrs. Altman, Beutner and Aspe will have voting power in Evercore Partners Inc. through their holdings of Class B common stock.

29.	We refer to the statement that the general partners of Evercore Capital Partners I and II and Evercore Ventures will not be included as part of Evercore LP in the Formation Transaction. In this regard, please discuss in this section the reasons why these entities, that are included as part of Evercore Holdings, will not form part of the successor company. Consider in your response if this action is in response to your implementation of the requirements of EITF Issue No 04-5 as stated in Note 3, “Recently Issued Accounting Pronouncements” on page F-15.

Evercore respectfully advises the Staff that the decision on whether to contribute the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds to Evercore LP was based on Evercore’s assessment of each fund’s status in its respective lifecycle (fundraising period, investment period and realization or harvesting period) and the manner in which the contribution of these entities would be valued by Evercore’s public stockholders. Evercore notes that a non-managing minority equity interest in the general partner of the Evercore Capital Partners II fund is being contributed to Evercore LP. Through this equity interest, Evercore will recognize as revenue 8% to 9% (depending on the particular fund investment) of any carried interest realized from that fund following this offering and it will also continue to recognize revenue based on its share of that fund’s realized and unrealized gains or losses on investment based on the amount of capital in that fund which is contributed to, or is subsequently funded by, Evercore. Additionally, the Operating Entities being contributed to Evercore LP as depicted on page 6 will continue to receive the management and portfolio company fees from each of the Evercore Capital Partners I and II and Evercore Ventures funds. The private equity funds managed by Evercore were not consolidated by Evercore Holdings under the requirements of FIN 46(R) and EITF 04-5. EITF 04-5 was not a consideration in determining whether to contribute the general partners of the private equity funds as part of the Formation Transaction.

30.	Please discuss in this section how you determined that the Company is currently under common control of the Senior Managing Directors and will continue to be under common control after finalizing the Formation Transaction, the acquisition of Protego and the issuance of shares in the public offering. Consider in your proposed disclosure if the Senior Managing Directors will control the majority of the outstanding voting shares in Evercore Partners and if they will continue to vote in concert under a “two-man unanimous consent” arrangement.

Securities and Exchange Commission	-15-	June 26, 2006

In response to the Staff’s comment, Evercore has revised its disclosure on page 29 to describe how Messrs. Altman and Beutner control the existing Evercore entities and how they will continue to control Evercore Partners Inc. and its subsidiaries through their control of a majority of the voting power of Evercore Partners Inc. following the consummation of the reorganization described in the “Organizational Structure” section.

31.	State how you will record and value the vested partnership units issued as part of the Formation Transaction and the Protego acquisition. Describe the authoritative accounting literature you relied upon to record the unvested partnership units to be issued in the Formation Transaction as future compensation expense.

In response to the Staff’s comment, Evercore has revised its disclosure on pages 28-30 under the headings “Formation Transaction” and “Combination with Protego” to describe how Evercore will record and value the Evercore LP vested partnership units issued in connection with the Formation Transaction and the Protego Combination, as well as the accounting literature relied upon to accrue the unvested Evercore LP partnership units to be issued in the Formation Transaction and Protego Combination as future compensation expense.

Combination with Protego, page 26

32.	We refer to the $7 million in notes to be issued as partial consideration as well as vested partnership interests in Evercore LP and to footnote (m) on page 38 of the consolidated pro forma statement of financial condition. In this regard, please disclose in this section the estimated preliminary purchase price of the Protego acquisition and discuss any significant preacquisition contingencies related to determining the final price of the acquisition.

In response to the Staff’s comment, Evercore has disclosed on page 30 the estimated value of the consideration to be paid in connection with the Protego Combination. Evercore supplementally advises the Staff that there were no significant pre-acquisition contingencies related to the purchase price and, accordingly, none were disclosed.

33.	We refer to the second paragraph on page 27 that states the Company will issue vested and unvested partnership units of Evercore LP with respect to the Protego combination. In this regard, please tell us and state in this section:

a.	how the value of the vested and unvested partnership units will be determined;

In response to the Staff’s comment, Evercore has disclosed on pages 29-30 how the value of the vested partnership units will be determined and how the value of the unvested partnership units will be determined.

b.	the authoritative accounting literature you relied on to account for the vested partnership units of Evercore LP as a component of the purchase price and the unvested partnership units as future compensation expense.

Securities and Exchange Commission	-16-	June 26, 2006

In response to the Staff’s comment, Evercore has disclosed on pages 29-30 the accounting literature relied upon to account for the vested partnership units of Evercore LP as a component of the purchase price and the unvested partnership units as future compensation expense.

c.	the conditions or events necessary for the unvested partnership units to become fully vested.

In response to the Staff’s comment, Evercore has disclosed on page 28 (with an additional reference to this disclosure on page 30) the events or conditions necessary for the unvested Evercore LP partnership units to become fully vested.

Holding Company Structure, page 28

34.	Please revise to clarify how the allocation of net profits and losses between Evercore Partners and Evercore LP will be determined. Please clarify the meaning of the word “accordingly” at the beginning of the third sentence in the third paragraph. Also, clarify the meaning of “initially” in the same sentence, and disclose how those allocations may change after the initial period.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Holding Company Structure” on pages 31-32 to clarify how the allocation of net profits and losses between Evercore and Evercore LP will be determined and the meaning of the terms “accordingly” and “initially” that appeared in this paragraph, as well as how these allocations may change in the future.

Use of Proceeds, page 30

35.	Please revise to specify the amount of proceeds remaining after the repayments noted.

In response to the Staff’s comment, Evercore has revised its disclosure in the “Use of Proceeds” section on page 33 to provide a placeholder for the amount of proceeds remaining following the repayment of the notes to be issued as a portion of the consideration for the Protego Combination and Evercore’s borrowings under the credit agreement. The amount will be included in a subsequent pre-effective amendment to the Registration Statement.

Dilution, page 32

36.	Revise the pro forma net tangible book value as of December 31, 2005 which you state is approximately negative $12.7 million.

In response to the Staff’s comment, Evercore has updated its pro forma negative book deficit on page 35 as of March 31, 2006 and has clarified through the use of the term “pro forma negative book deficit” that it is a negative amount.

Securities and Exchange Commission	-17-	June 26, 2006

Unaudited Pro Forma Financial Information, page 33

Unaudited Condensed Consolidated Pro Forma Statement of Income, page 34

37.	Revise the title of the first column to read “Evercore Holdings Historical”.

In response to the Staff’s comment, Evercore has revised the title of the first column to read “Evercore Holdings Historical” on page 37.

38.	Revise footnote (a) to state the reasons why the Private Equity funds will not be contributed to Evercore LP. Disclose the names of these “certain other entities” and revise the discussion of the Formation Transaction in the “Organizational Structure” section to disclose these other entities that will not be included. Explain why they will not form part of Evercore LP considering Note 3, “Recently Issued Accounting Pronouncements” on page F-15 of the Evercore Holdings financial statements states that EITF 04-05 is applicable only to the Private Equity Funds. Similar disclosure should be provided in footnote (j) on page 37 with respect to the pro forma statement of financial condition.

Evercore advises the Staff that the general partners of the private equity funds that Evercore manages (Evercore Capital Partners I, Evercore Capital Partners II and Evercore Venture funds) and certain other entities will not be contributed to Evercore LP for the reasons set forth in our response to comment 29. In response to the Staff’s comment, the names of these other entities have been added to footnote (a) of the Unaudited Condensed Consolidated Pro Forma Statement of Income on page 38.

39.	We refer to footnote (b) regarding the adjustment for income taxes related to New York City taxes. Please tell us and state in the footnote why no taxes have been recorded with respect to the Company’s operations in California. Refer to the “Evercore Partners” section of the Summary section page 1 and to the “Provision for Income Taxes” section on page 47.

In response to the Staff’s comment, Evercore advises the Staff that footnote (b) does not include any California income taxes because the entities that make up Evercore were organized as limited liability companies, partnerships or sub-chapter S corporations, which are generally not subject to income tax in the State of California. Evercore is subject to the annual California filing fees required for the conduct of business within the State. Evercore has added additional disclosure to this effect in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 56.

40.	We refer to footnote (c) regarding the amortization of intangible assets acquired in the purchase of Protego. Please state the nature of the intangible assets acquired that require them to be amortized in accordance with paragraph 11 of SFAS 142.

In response to the Staff’s comment, Evercore has expanded footnote (c) on page 38 to state the nature of the intangible assets acquired.

Securities and Exchange Commission	-18-	June 26, 2006

41.	We refer to adjustment (g) regarding the recording of a minority interest for the ownership of the Senior Managing Partners in Evercore LP related to their vested partnership units that are exchangeable into Class A common stock of Evercore Partners on a one-to-one basis. In this regard, please tell us and disclose in the “Minority Interest” section on page 47 the authoritative accounting literature you relied on to record the Senior Manager’s interest in Evercore LP as a minority interest considering:

a.	the “Organizational Structure” section states on page 26 that the business is owned by the Senior Managing Partners; and

b.	the Founding Senior Managing Partners will have voting control of Evercore Partners following the offering. Refer to the risk factor titled: “Control by Messrs. Altman and Beutner of the voting power of Evercore Partners, Inc may give rise to control of Interests”.

Evercore advises the Staff that, in connection with the Offering Transactions described in the “Organizational Structure” section, Evercore Partners Inc. will become the sole general partner of Evercore LP. Accordingly, although Evercore Partners Inc. will have a minority economic interest in Evercore LP, it will have a majority voting interest and exclusive control over the management of Evercore LP. Evercore LP does not qualify as a variable interest entity under FIN 46(R) since Evercore Partners Inc.’s interest in Evercore LP will not lack any of the characteristics of a controlling financial interest, and therefore is within the scope of EITF 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is The Sole General Partner and the Limited Partners Have Certain Rights.

EITF 04-5 states that “The general partners in a limited partnership are presumed to control that limited partnership.” However, EITF 04-5 paragraph 6 goes on to state, in part: “If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause [kick-out rights] or (b) substantive participating rights, the general partners do not control the limited partnership.” Although the limited partners of Evercore LP will have a majority economic interest in Evercore LP, they will not have the right to dissolve the limited partnership or substantive kick-out rights or substantive participating rights.

Consolidation is typically appropriate when one entity has a controlling financial interest in another entity and the usual condition for a controlling financial interest is ownership of a majority voting interest. As such, in accordance with EITF 04-5, Evercore Partners Inc., as the sole general partner of Evercore LP, will have a majority voting interest in Evercore LP and will be required to consolidate Evercore LP. Evercore Partners Inc. will record a minority interest for the economic interest in Evercore LP held directly by the Evercore Senior Managing Directors.

42.	We refer to footnote (h) regarding the tax exempt status of Evercore LP and to the adjustment made to increase your effective tax rate to 44% including the increases relate to the conversion to a corporate structure. In this regard please provide a detail of the federal, state and local taxes that make up the corporate income tax rate of 44% and discuss separately any foreign tax implications regarding the Protego acquisition with operations in Mexico.

Securities and Exchange Commission	-19-	June 26, 2006

In response to the Staff’s comment, Evercore advises the Staff that the adjustments made in footnote (h) to increase its effective tax rate to 44% assume that Evercore Partners Inc. is taxed as a C Corporation at the highest statutory tax rates apportioned to each state, local and/or foreign tax jurisdiction and reflected net of federal tax benefit. The foreign tax implications regarding the Protego Combination were considered in this analysis as well. However, due to the fact that the statutory tax rate in Mexico (29%) is lower than the 35% U.S. federal tax rate, it produced only a nominal tax benefit in Evercore Partners Inc.’s overall effective tax rate. Footnote (h) has been revised to reflect the foregoing.

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 37

43.	We refer to the Members Accumulated Deficit of $7.467 million in the Evercore Post Formation column resulting from distribution in excess of book income as stated in footnote (1). In this regard, please tell us and discuss in this section the following information:

a.	Explain the basis for issuing cash distributions in excess of recorded net income considering the statement in the “Formation Transaction” section on page 26 states the distribution to be made to Senior Managing Directors is for all earnings for the period from January 1, 2006 to the date of closing of the purchase agreement.

In response to the Staff’s comment, Evercore advises that, on a historical basis, its policy for making distributions to its Senior Managing Directors has been based on a number of factors that included cash availability, future cash sources and uses and estimates of earnings. The accumulated deficit that is reflected in footnote (l) on page 42 is the actual accumulated deficit resulting from the cumulative distributions since inception of the various partnerships over the cumulative GAAP based book income.

Effective January 1, 2006, a policy with respect to the definition and calculation of the actual pre-incorporation profits to be distributed prior to the offering has been set forth in the contribution and sale agreement and disclosed in the Registration Statement. Specifically, pre-incorporation profits will be defined as GAAP-based earnings, excluding the earnings of entities not being contributed to Evercore LP in connection with the Formation Transaction for the period of January 1, 2006 through the date of the closing of the contribution and sale agreement. Evercore has modified the pro forma footnotes (k) and (l) to the March 31, 2006 Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition on page 42 in response to the Staff’s comment to clarify.

b.	Discuss if these cash distributions in excess of recorded book income result any violations of laws, contracts and agreements or regulatory guidelines.

Securities and Exchange Commission	-20-	June 26, 2006

With the exception of the requirement to satisfy minimum net capital requirements for Evercore’s broker dealer and comply with the terms of Evercore’s credit agreement, which have been satisfied and complied with, there are no limitations on the amount of distributions by Evercore from a legal or regulatory standpoint.

44.	Revise footnote (m) on page 38 regarding the acquisition of Protego to include the following information:

a.	State how the purchase price of the acquisition was determined and the basis for allocating the purchase price to specific identifiable intangibles, liabilities and minority interest acquired.

In response to the Staff’s comment, Evercore has included in footnote (m) on pages 42-43 the basis for determining the purchase price of the acquisition and the basis for allocating the purchase price to to specific identifiable intangibles, liabilities and minority interest acquired.

b.	Considering the allocation of the purchase price is preliminary, identify any significant liabilities and tangible and intangible assets likely to be recognized and discuss any uncertainties regarding the effects of amortization periods assigned to the assets.

In response to the Staff’s comment, Evercore has revised footnote (m) to disclose that it does not expect that the value of any of the identifiable, definite-lived intangibles will change in a material manner between the time the preliminary valuation was performed and the closing of the transaction when the final valuation will be completed. In addition, Evercore has disclosed that it does not expect any material changes in the value of any of the assets acquired and liabilities assumed in conjunction with the Protego Combination or expect any uncertainties regarding amortization periods to have a material impact on its financial statements.

c.	Provide in MD&A appropriate disclosure regarding any unrecognized preacquisition contingency and its reasonably likely effects on future operating results, liquidity and financial condition. Refer to SAB 2.A.7.

Evercore supplementally advises the Staff that there are no preacquisition contingencies pertaining to the purchase price as discussed in SAB 2.A.7.

d.	State the repayment terms of the non-interest bearing note for $7 million, including how you will determine any imputed interest.

Evercore supplementally advises the Staff that the non-interest bearing note will be repaid upon the closing of the offering. Evercore has determined that the closing of the Protego Combination will occur within one week prior to the closing of this offering and has calculated the imputed interest on this note using an interest rate based on the interest

Securities and Exchange Commission	-21-	June 26, 2006

rate for Evercore’s borrowings under its existing credit agreement. Accordingly, imputed interest is estimated to be approximately $6,000, which Evercore has determined to be immaterial.

e.	Describe how the how the fair value of the vested Evercore Partnership units was determined.

In response to the Staff’s comment, Evercore has revised footnote (m) on pages 42-43 to describe how the fair value of the vested Evercore LP partnership units was determined.

f.	State the conditions or events that will cause the unvested Partnership units to vest and how their fair value will be determined to record compensation expense.

In response to the Staff’s comment, Evercore has revised footnote (m) on pages 42-43 to state the conditions or events that will cause the unvested Evercore LP partnership units to vest and how the fair value of these units will be determined to record compensation expense.

45.	Tell us and disclose in Note (m) if the following events that could affect the value of the Protego acquisition were considered when the purchase price was determined:

a.	The risk factor on page 19 that states the Company expects that one of Protego’s Directors will leave Protego in June 2006 which could adversely affect the business of Protego. Refer to risk factor titled: “Protego depends on Mr. Aspe and other key personnel and their loss of their services would have a material adverse effect on Protego” on page 19.

b.	The statement in the risk factor titled: “A Change in state and municipal political leadership in Mexico may adversely affect Protego’s Business” on page 21, that states Protego derives a significant portion of is revenues from its advisory contracts with state and local governments in Mexico and that one of the governor’s is leaving 2006.

Evercore respectfully submits that each of the risks identified in the “Risk Factors” section relating to Protego were considered by Evercore when the purchase price for Protego was determined. Evercore believes that disclosing in Note (m) the risks identified in a. and b. above to the exclusion of the other risks relating to Protego included in the “Risk Factors” section would not be meaningful to investors and may suggest to investors that these risks are more significant than the other risks relating to Protego described in the “Risk Factors” section, which could be misleading.

Securities and Exchange Commission	-22-	June 26, 2006

Selected Historical Financial Data, page 41

46.	Disclose that the data related to Evercore Holdings is not indicative of the expected future operating results after the Formation Transaction since the financial statements of Evergreen LP will not include the three private equity funds that are included in the Evercore Holding financial statements and Evercore LP will also include the financial statements of the Protego acquisition. Provide a reference to the Unaudited Pro Forma Financial Statement section on page 33.

In response to the Staff’s comment, Evercore has revised the disclosure under the heading “Selected Historical Financial and Other Data” on page 45 to note that the data related to Evercore Holdings is not indicative of the expected future operating results of Evercore following the Formation Transaction. Evercore has also provided a reference to the “Unaudited Pro Forma Financial Information” section.

Management’s Discussion and Analysis, page 43

Revenue page 43

47.	We refer to the “Carried Interest” section on page 44 that states following this offering the Company will no longer consolidate the results of operations of the private equity funds you currently manage. In this regard, please state in this section:

a.	the accounting basis for not consolidating these funds after the closing of this offering. Disclose if this action is related to your disclosure in Note 3, “Recently issued Accounting Pronouncements” on page F-15 of the financial statements of Evercore that states as of December 31, 2005 the Company has determined that the consolidation of these private equity funds is required under EITF 04-5.

Evercore respectfully advises the Staff that the private equity funds managed by Evercore have not been and are not required to be consolidated by Evercore Holdings. As stated in “Note 3—Recently Issued Accounting Pronouncements” on page F-18, “As of December 31, 2005, the Company has determined that consolidation of the Private Equity Funds will not be required pursuant to Issue 04-5.” As discussed above in our response to comment 29, the decision on whether to contribute the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds to Evercore LP was based on Evercore’s assessment of each fund’s status in its respective lifecycle (fundraising period, investment period and realization or harvesting period) and the manner in which the contribution of these entities would be valued by Evercore’s public stockholders; the requirements of EITF No. 04-5 were not a consideration in determining whether to contribute the general partners of the private equity funds as part of the Formation Transaction.

b.	the status of the funding commitments stated in Note 11, “Commitments and Contingencies, Other Commitments” on page F-22 for $13.5 million related to these funds.

Securities and Exchange Commission	-23-	June 26, 2006

In response to the Staff’s comment, Evercore has included on page 53 clarifying disclosure relating to its funding commitments to the private equity funds it manages.

Operating Expenses, page 45

48.	Please revise the last paragraph on page 45 to include as one of the events for the vesting of the Evercore LP units the death or disability of the initial non-founding limited partner on or after the date of the consummation of the IPO. Refer to paragraph 8.01(ii)(D) of Article VIII of the partnership agreement filed as Exhibit 10.1.

Evercore respectfully advises the Staff that the disclosure describing the vesting of the Evercore LP partnership units upon the death or disability of an initial non-founding limited partner on or after the date of the IPO is described in the sentence immediately following the bullets on page 54.

49.	We refer to the first full paragraph on page 45 that states the Company is not accruing compensation expense related to the unvested partnership units since you consider it is not probable that the conditions that would result in the vesting of these units will be achieved. In this regard, please discuss in this section the basis for your conclusion considering the accounting requirements for accruals for awards with a performance condition according to paragraph 44 of SFAS I23R adopted by Evercore effective January 1, 2006 and EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination and EITIF 96-5, Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination.

In response to the Staff’s comment, Evercore has revised its disclosure on pages 54-55 to discuss the accounting requirements for accruals for awards with a performance condition according to paragraph 44 of SFAS 123R, which was adopted by Evercore as of January 1, 2006.

EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in Purchase Business Combination (EITF 95-8), addresses how to distinguish contingent payments in a business combination transaction between compensation and purchase price. EITF 95-8 lists factors that would indicate contingent payments related to a business combination are in substance compensation for future employee services. The unvested partnership units are to be received as part of the consideration received in exchange for the prior equity interests. However, the senior managing directors will automatically forfeit their unvested partnership units upon termination prior to vesting. Accordingly, we supplementally advise the Staff that by analogy to EITF 95-8 the unvested partnership units represent compensation expense rather than purchase consideration paid.

Further, EITF Issue 96-5, Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination (EITF 96-5), provides guidance on when certain liabilities would be recognized in anticipation

Securities and Exchange Commission	-24-	June 26, 2006

of a business combination. The EITF reached a consensus that the liability that will be triggered by the consummation of the business combination should be recognized only when the business combination is consummated, not when it is probable that the business combination will be consummated. We supplementally advise the Staff that by analogy to EITF Issue 96-5, compensation expense should not be recognized until the change of control and transfer of interests vesting conditions occur.

Combination with Protego, page 48

50.	Please revise the statement that you will acquire Protego for $7 million of non-interest bearing notes to include the payment of vested partnership units of Evercore LP as stated in the “Organization Structure” section on page 26. Refer to footnote (m) on page 38 of the consolidated pro forma statement of financial condition that estimates the value of these partnership units at $27.5 million.

In response to the Staff’s comment, Evercore has revised its statement under the heading “Combination with Protego” on pages 56-57 that it will acquire Protego for $7 million of non-interest bearing notes to include the payment of the vested partnership units of Evercore LP.

Business, page 60

51.	Please provide a fuller description of the history of the company.

In response to the Staff’s comment, Evercore has expanded its disclosure under the heading “Overview” on page 72 to provide a fuller description of the history of the company.

52.	The discussion of your Investment Management segment beginning on page 64 focuses almost exclusively on the three funds, Evercore Capital Partners I and II and Evercore Ventures. However, we note the statement on page 26 that the general partners of those funds will not become part of Evercore LP. Please revise here and elsewhere as necessary to clarify the ongoing relationship of those funds to the Evercore Partners and Evercore LP.

In response to the Staff’s comment, Evercore has revised its disclosure on pages 3-4, 53 and 76-77 to clarify the relationship of each of the Evercore Capital Partners I and II and Evercore Ventures funds with Evercore following this offering.

53.	You state that you currently have 21 Senior Managing Directors. However, under “People” beginning on page 68, you identify only 17 individuals as Senior Managing Directors. You later identify Messrs. Altman and Beutner as Directors. Please revise to reconcile these disclosures.

In response to the Staff’s comment, Evercore has revised its disclosures under the heading “People” on page 80 and in the second paragraph under “Directors and Executive Officers” on page 88 to reconcile these disclosures and to clarify that the term “Senior Managing Directors” is a title used to refer to Evercore’s senior investment banking and investment professionals and does not imply that these individuals are directors of Evercore Partners Inc.

Securities and Exchange Commission	-25-	June 26, 2006

Description of Capital Stock, page 93

54.	Please revise the description of Class B common stock to clarify the practical effect of the formulae with respect to how many shares of Class B will be held by whom, and the resulting voting power of the respective holders.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Class B common stock” on page 107 to further clarify the practical effect of the formula governing the voting power of the Class B common stock and, in particular, to clarify that, until such time as Messrs. Altman, Beutner and Aspe and certain trusts benefiting their families collectively cease to beneficially own, in the aggregate, at least 90% of the Evercore LP partnership units they hold on the date of the offering, Messrs. Altman, Beutner and Aspe will have all of the voting power of the Class B Common Stock and the other limited partners of Evercore LP will have no voting power.

55.	Please explain under what circumstances Messrs. Altman, Beutner, and Aspe and the trusts mentioned would come to own less than 90% of the Class A partnership units.

In response to the Staff’s comment, Evercore has revised its disclosure under the heading “Class B common stock” on page 107 to explain that a reduction in the collective beneficial ownership by Messrs. Altman, Beutner and Aspe and certain trusts benefiting their families of Evercore LP partnership units could occur if these persons were to dispose of their Evercore LP partnership units for any reason, subject to the provisions of the Evercore LP partnership agreement and applicable securities laws.

Financial Statements, page F-1

Financial Statements of Evercore LP

56.	We refer to Note 1, “Organization” and Note 2, “Stockholder’s Equity” of the Evercore Holdings financial statements on page F-3 that states Evercore Holdings will become the holding company and sole general partner of Evercore LP to which it issued 100 shares of Class B common stock. In this regard, as stated in the “Formation Transaction” section on page 26, considering Evercore LP was formed on May 12, 2006 and is the successor to the majority of the combined operations of Evercore Holdings, please file the audited financial statements of Evercore LP or state in this section why you consider they are not necessary.

Evercore respectfully submits to the Staff that Regulation S-X does not require financial statements for Evercore LP to be filed as part of the Registration Statement. In addition to the audited statement of financial condition of Evercore Partners Inc., which is the registrant, the Registration Statement already includes audited and interim financial statements of Evercore Holdings, which will be the registrant’s predecessor, and of Protego Asesores. Like Evercore Partners Inc. and as discussed on page 29 of the Registration Statement, Evercore LP has not to date engaged in any activities other than

Securities and Exchange Commission	-26-	June 26, 2006

in connection with its formation and the reorganization, and its financial statements would accordingly not reflect any historical economic activity. Moreover, following this offering, Evercore Partners Inc.’s financial statements will consolidate the results of Evercore LP. In these circumstances, Evercore believes that it is not meaningful to include separate financial statements of Evercore LP in addition to those of the registrant, Evercore Holdings and Protego Asesores.

57.	Describe in a footnote how the terms of the Formation Transaction and the acquisition of Protego as stated in the “Organization Structure” section on page 26 will affect the issuance of Partnership Units by the Evercore LP to the Class B shareholders of Evercore Partners and the senior managing directors of Evercore Holdings and Protego.

Evercore respectfully submits to the Staff that, for the reasons set forth in our response to comment 56, audited financial statements for Evercore LP are not required to be included in the Registration Statement. Evercore advises the Staff that it believes it has disclosed to potential investors the information contemplated by the Staff’s comment in the “Organizational Structure” and “Description of Capital Stock” sections of the Registration Statement.

58.	We refer to the second paragraph on page 93 of the “Evercore LP Partnership Agreement” section that states under the terms of the partnership agreement entered into in the Formation Transaction, 66 2/3% of the partnership units to be received by the Senior Managing Directors are subject to forfeiture and reallocation, other than partnership units of the two Founding Directors and the current Directors of Protego. Please reconcile this percentage of partnership units subject to forfeiture with Section 8.02 of the Partnership Agreement regarding forfeiture and recapitalization that does not provide for a cap on the partnership units subject to forfeiture.

Evercore advises the Staff that the number of vested and unvested Evercore LP partnership units that each initial limited partner will receive will be set forth on a schedule to the Evercore LP partnership agreement. As disclosed in the Registration Statement, 66 2/3% of the partnership units held by each initial non-founding limited partner will generally be unvested; Section 8.02 of the Evercore LP partnership agreement provides that only these unvested partnership units are subject to forfeiture.

59.	With respect to the Partnership Units to be issued please provide the following information as described in Articles VII, VIII and IX of the Amended and Restated Limited Partnership Agreement of Evercore LP (“the Partnership Agreement”) filed as Exhibit 10.1.

a.	Describe the various types of vested and unvested Class A, Class B and Class C Partnerships Units and explain their relative rights and obligations in the Partnership;

b.	State the relationship between the Class A Common Stock of the General Partner and the Partnership Units.

Securities and Exchange Commission	-27-	June 26, 2006

c.	Disclose the four conditions that may trigger the vesting of the Initial Unvested Non-Founding Limited Partner Units; state the reasons for which any of the various classes of these Partnership Units may be forfeited and disclose any restrictions on the transfer and exchanges of these units.

d.	Disclose the conditions under which the Partnership could be dissolved and the order in which the proceeds from the liquidation will be applied and distributed considering the Class A and Class B Units have priority over Class C Units in the distribution. Refer to Article IX of the Partnership Agreement.

Evercore respectfully submits to the Staff that, for the reasons set forth in our response to comment 56, audited financial statements for Evercore LP are not required to be included in the Registration Statement. Evercore advises the Staff that it has revised and expanded its discussion of the Evercore LP partnership units under the heading “Evercore LP Partnership Agreement” on pages 103 and 104 to provide investors with the disclosure contemplated by the Staff’s comment to the extent such disclosure was not previously set forth.

Financial Statements of Evercore Partners, Inc., page F-3

Note 1, Organization, page F-9

60.	We refer to the “Organizational Structure” section on page 26 that states as part of the Formation Transaction, the Company will contribute to Evercore LP various entities that conduct your business, with the exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds. In this regard, please discuss in the footnote:

a.	which are the entities under common control that will form part of the Evercore LP and why the general partners of the two funds are not included as part of the entities under common control. Refer to Note 3, “Recently Issued Accounting Pronouncements” on page F-15 regarding your implementation of EITF 04-5 effective for fiscal years beginning after December 15, 2005.

b.	State what are the “certain other entities” that will be not be included in the Evercore LP financial statements that you refer to in note (a) on page 34 of the pro forma consolidated statement of income.

In response to the Staff’s comment, Evercore has added “Note 4—Significant Events—Contribution and Sale Agreement” to the Notes to Statement of Financial Condition of Evercore Partners Inc. on page F-3 to F-4 to describe the various entities that will be contributed to Evercore in connection with the Formation Transaction referred to in the “Organizational Structure” section.

Securities and Exchange Commission	-28-	June 26, 2006

61.	We refer to the “Holding Company Structure” section on page 28 that states Evercore Partners will consolidate the financial results of Evercore LP and the ownership interest of your Senior Managing Directors in Evercore LP will be reflected as a minority interest in Evercore Partners financial statements. In this regard, considering that the Founding Senior Managing Directors will continue to have the common control of Evercore LP after the consummation of the Formation Transaction, please tell us and state in the footnote to the financial statements of Evercore Partners the basis for concluding that the ownership interest of the Senior Managing Director in Evercore LP is classifiable as minority interest in the financial statements of Evercore Partners.

Evercore advises the Staff that in connection with the Offering Transactions described in the “Organizational Structure” section, Evercore Partners Inc. will become the sole general partner of Evercore LP. Accordingly, although Evercore Partners Inc. will have a minority economic interest in Evercore LP, it will have a majority voting interest and exclusive control over the management of Evercore LP. Evercore LP does not qualify as a variable interest entity under FIN 46(R), and therefore is within the scope of EITF 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is The Sole General Partner and the Limited Partners Have Certain Rights.

EITF 04-5 states that “The general partners in a limited partnership are presumed to control that limited partnership.” However, EITF 04-5 paragraph 6 goes on to state, in part: “If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause [kick-out rights] or (b) substantive participating rights, the general partners do not control the limited partnership.” Although the limited partners of Evercore LP will have a majority economic interest in Evercore LP, they will not have the right to dissolve the limited partnership or substantive kick-out rights or substantive participating rights.

Consolidation is typically appropriate when one entity has a controlling financial interest in another entity and the usual condition for a controlling financial interest is ownership of a majority voting interest. As such, in accordance with EITF 04-5, Evercore Partners Inc., as the sole general partner of Evercore LP, will have a majority voting interest in Evercore LP and will be required to consolidate Evercore LP and record a minority interest for the economic interest in Evercore LP held directly by the Evercore Senior Managing Directors.

Evercore advises the Staff that it has added “Note 4—Significant Events—Amended and Restated Evercore LP Partnership Agreement” to the Notes to Statement of Financial Condition of Evercore Partners Inc. on page F-4 to discuss the above.

62.	We note the last paragraph of the “Holding Company Structure” on page 28. Describe in this section the basis for allocating net profits and net losses of Evercore LP to the holder of the partnership units including:

a.	The allocation made to the Evercore Partners Inc. and the Senior Managing Directors as stated in last paragraph of the “Holding Company Structure” on page 28.

Securities and Exchange Commission	-29-	June 26, 2006

b.	An explanation as to why the Senior Managing Directors are entitled to a separate allocation of the net profits and losses of Evercore LP.

c.	A description as to when cash distributions to the holders of the vested partnership units will be made based on the taxable income of Evercore LP.

d.	A discussion of how it will account for any cash distributions to the holders of the vested partnership units of Evercore LP for purposes of funding their tax obligations related to income of Evercore LP that is allocated to them.

In response to the Staff’s comment, Evercore has added “Note 4—Significant Events—Amended and Restated Evercore LP Partnership Agreement” to the Notes to Statement of Financial Condition of Evercore Partners Inc. on page F-4 to discuss the matters requested by the Staff.

Note 3, Stockholder’s Equity, page F-3

63.	Please revise the statement that all shares of Class A and Class B common stock are identical to provide the following information:

a.	Describe the differences in voting and economic rights between these two classes of shares as stated in the “Description of Capital Stock” section on page 93.

b.	Describe the relationship between the Class B common stock and the Class A partnership units held in Evercore LP.

c.	Describe the conditions and the basis under which the Evercore LP units may be exchanged for shares of Class A common stock, including any income tax effects of the exchange and the terms of the related tax receivable agreement. Refer to the risk factor titled: “We may be required to pay our Senior Managing Directors for most of the benefits relating to any additional tax depreciation...” on page 21.

In response to the Staff’s comment, Evercore has added “Note 4—Significant Events—Amended and Restated Certificate of Incorporation” to the Notes to Statement of Financial Condition of Evercore Partners Inc. on page F-5 to describe the voting and economic rights of the Class A Common Stock, the Class B Common Stock and the relationship between the Class B Common Stock and the Evercore LP partnership units. In addition, Evercore has added “Note 4—Significant Events—Tax Receivable Agreement” to the Notes to Statement of Financial Condition of Evercore Partners Inc. on page F-6 to describe the tax receivable agreement.

Securities and Exchange Commission	-30-	June 26, 2006

64.	Discuss in the notes to the financial statements the voting rights of the Senior Managing Directors and the Founding Directors, Reconcile in your disclosure the following differences with respect to the voting rights of the Class B common shares:

a.	The risk factor titled: “Control by Messrs. Altman and Beutner of the voting power in Evercore Partners Inc. may give rise to conflicts of interest” on page 22 states that Messrs Altman, Beutner and Aspe immediately following the offering, will be entitled to the votes equal to the total of vested and unvested partnership units of Evercore LP held by all the Senior Managing Directors and therefore the other Senior Managing Directors will have no voting power in Evercore Partners.

b.	The “Description of Capital Stock” section on page 93 states that Class B common shares entitle the holder, other than Evercore Partners, to the number of votes based on a formula related to the number of Class A partnership units held by the holder of Class B stock.

In response to the Staff’s comment, Evercore has added “Note 4—Significant Events—Amended and Restated Certificate of Incorporation” to the Notes to Statement of Financial Condition of Evercore Partners Inc. beginning on page F-5 to describe and clarify the voting and economic rights of the Class B Common Stock and the relationship between the Class B Common Stock and the Evercore LP partnership units.

65.	We refer to the “Class B common stock” section on page 93 that provides a formula for determining the number of votes to which the holders of Class B common shares are entitled. Please tell us and include in the note to the financial statements the following regarding this formula:

a.	Explain why the formula applies to holders of Class B common stock other than the Evercore Partners;

b.	State how the Class B shares held by Evercore Partners are entitled to vote their shares since they are not included in the formula;

c.	Explain why the formula for determining the number of votes of Class B shares is determined by reference to the Class A partnership units in Evercore LP which are held by Messrs. Altman, Beutner and Aspe.

d.	Explain why the partnership units in Evercore held by Evercore Partners are excluded from the total number of Class A partnership units outstanding in Evercore LP.

Evercore advises the Staff that the formula for determining the number of votes to which the holders of shares of Class B Common Stock will be entitled applies to holders other than Evercore Partners Inc. because, under Delaware law, a corporation is precluded from voting shares of its own capital stock. Evercore also advises the Staff that the formula governing the voting power of the Class B Common Stock was determined in a manner designed to allocate to the holders of Class A Common Stock at all times a percentage of the voting power in Evercore Partners Inc. that equals the percentage of the vested and unvested partnership units in Evercore LP held by Evercore Partners Inc. while also providing for continuity of control by Messrs. Altman and Beutner until such time as such individuals, together with Mr. Aspe, the founder of Protego, no longer retain 90% of their initial equity in Evercore LP.

Securities and Exchange Commission	-31-	June 26, 2006

Financial Statements of Evercore Holdings, page F-5

Combined Statements of Financial Condition, page F-5

66.	We refer to the “Organizational Structure, Formations Transaction” section on page 26 that states that in exchange for the contributed entities to Evercore LP, the Company will distribute to the Senor Managing Directors monetary and other consideration equal to all earnings for the period from January 1, 2006 to the date of the closing of the Formation Transaction. In this regard, please record the planned distribution to the owners of the Company by providing a pro forma balance sheet along side the historical financial statements giving effect to the distribution accrual, but not giving effect to the offering proceeds. Refer to SAB 1.B.3.

Evercore respectfully advises the Staff that it is comprised of a series of partnerships and limited liability companies and that it has not declared a dividend. Moreover, it is not possible for Evercore to estimate the size of the eventual pre-incorporation distributions to its Senior Managing Directors because it is unable to estimate its earnings through the date of the Reorganization. Evercore respectfully submits that investors are adequately informed of the distributions to be effected prior to the offering as this is discussed elsewhere in the Registration Statement and also notes that a distribution of its 2006 earnings through March 31, 2006 is reflected as an adjustment to the pro forma statement of financial condition in the “Unaudited Pro Forma Financial Information” section.

Combined Statements of Income, page F-6

67.	You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

•	how you determined that this is an appropriate presentation; and

•	how you gather costs to make management decisions.

Evercore respectfully submits that its financial statement presentation is consistent with the requirements of Article 5 of Regulation S-X. Article 5 of Regulation S-X is applicable to financial statements filed for all persons defined as Commercial and Industrial Companies and includes several exceptions such as Bank Holding Companies and Broker Dealers Filing Form X-17A-5. The businesses within Evercore are more analogous to the excluded businesses. For example, Article 9 of Regulation S–X for bank holding companies does not distinguish between operating and non-operating revenue and expenses, and does specify itemization or breakout of Fees for Customer Services and Commissions and Fees from Fiduciary Services. These revenue types are similar to the revenues generated from Evercore’s advisory and investment management businesses. Accordingly, Evercore believes that its financial statement presentation, which is consistent with its peer companies and other financial services firms, present the appropriate line items for its businesses and it does not distinguish between operating and non-operating income and expenses as Evercore considers all the various components of its revenues and expenses as operating items when making management decisions.

Securities and Exchange Commission	-32-	June 26, 2006

Note 2. Significant Accounting Policies, page F-10

Minority Interest, page F-11

68.	Please revise this footnote to explain the accounting basis for stating you control and have consolidated EVM although you have recorded a minority interest of approximately 53%.

In response to the Staff’s comment, Evercore has revised Note 2 on page F-14 to explain the accounting basis for recording minority interest in EVM.

Client Expense Reimbursement, page F-14

69.	We refer to the statement that you have recorded reimbursements for transaction-related expenses on behalf you your clients as Advisory or Investment Revenues in the statement of income. We also note the “Revenue” section of MD&A on page 45 states that beginning in 2006 you have changed your accounting policy regarding expense reimbursements and will no longer record revenues and expenses on a gross basis, and will record them on a net basis with respect to these transaction-related reimbursements and expenditures. In this regard, tell us why you consider that your current policy of recording expense reimbursements is appropriate and include specific reference to the authoritative accounting literature that supports you conclusion. Alternatively, revise the financial statements for the three-year period to record expense reimbursements as offsets to the related expenses and record the change as a correction of an accounting error as required by paragraph 13 of APB 20.

Evercore respectfully advises the Staff that it has for all fiscal periods presented in the Registration Statement recorded client expense reimbursements gross, with the billed reimbursable amount appearing in revenues in adherence to the guidance within EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”. (EITF 01-14 states “Entities that provide services as part of their central ongoing operations generally incur incidental expenses that in practice are commonly referred to as “out-of-pocket” expenses…[and] that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement.”) Evercore has determined following further review not to effect any change in its accounting policies in this respect and advises the Staff that it has removed references to such a change from the Registration Statement.

Securities and Exchange Commission	-33-	June 26, 2006

Note 3, Recently Issued Accounting Pronouncements, page F-15

70.	We refer to your implementation of EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partner or Similar Entity When the Limited Partners have Certain Rights”, which is effective for fiscal periods beginning after December 15, 2005. We note you state that, pursuant to EITF 04-5, as of December 31, 2005 you have determined that the consolidation of the Private Equity Funds will not be required. In this regard, please tell us and provide in the footnote the following information:

a.	Explain the basis under EITF 04-5 why you have determined that consolidation of these funds is not necessary. Discuss why you consider that the limited partners have “kick-out” rights, including the substantive ability, without significant barriers, to dissolve the limited partnership or remove the general partner without cause as required by EITF 04-5. Describe how Private Equity Funds were structured to include these “kick-out” rights considering the Founding Senior Managing Directors of the Company control these Private Equity Funds and have consolidated them in the financial statements for 2005.

Securities and Exchange Commission	-34-	June 26, 2006

Evercore respectfully submits that, as of December 31, 2005 and at all times thereafter, the private equity funds’ partnership agreements provide for the right to remove the general partners without cause by a simple majority vote of the limited partners. As a result, Evercore has determined that consolidation of the private equity funds it manages is not required pursuant to EITF 04-5. Under EITF 04-5, if the limited partners have either a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or b) substantive participating rights, the general partners do not control the limited partnership.

b.	Assuming that you comply with the requirements of EITF 04-5 to not consolidate the private equity funds, state how you will implement the elimination of the consolidation of these funds. Refer to paragraph 9 of EITF 04-5 that requires the limited partnerships be accounted for by using the equity method of accounting which will not result in an adjustment to previously reported equity or net income,

Evercore respectfully advises the Staff that the private equity funds it manages are not consolidated in the financial statements of Evercore Holdings and, accordingly, elimination of the consolidation of these entities is not required. Evercore also respectfully advises the Staff that the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds are not being contributed to Evercore LP, based on Evercore’s assessment of each fund’s status in its respective lifecycle (fundraising period, investment period and realization or harvesting period) and the manner in which the contribution of these entities would be valued by Evercore’s public stockholders.

c.	Reconcile the requirements for the use of the equity method under EITF 04-5 to the deconsolidation of the private equity funds in adjustment (e) to the pro forma consolidated income statement on page 34 and adjustment (j) to the pro forma consolidated statement of financial condition on page 37 that eliminate a net loss of $976,000 and $13 million of investments related to these funds.

Securities and Exchange Commission	-35-	June 26, 2006

As discussed above, the private equity funds managed by Evercore are not consolidated in the financial statements of Evercore Holdings and, accordingly, elimination of the consolidation of these entities is not required. Evercore also respectfully advises the Staff that, as discussed above and disclosed on pages 3-4, 53 and 76-77, the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds are not being contributed to Evercore LP.

d.	If the elimination of these private equity funds are not related to the implementation of EITF 04-5, please provide the full audited financial statements of Evercore LP since this is the acquired component of the business of Evercore Holdings, excluding the continuing operations of the Private Equity Funds. Tell us and disclose in the filing if Evercore Holdings will retain and continue to operate the Private Equity Funds,

As discussed above in our response to comment 56, Evercore respectfully submits that financial statements for Evercore LP are not required to be filed as part of the Registration Statement. The general partners of the private equity funds managed by Evercore will remain the general partners of such funds and will continue to be owned by Evercore’s Senior Managing Directors and other third parties and are not being contributed to Evercore LP.

e.	Discuss your consideration of your commitment for capital contributions of $13.458 million for these funds as of December 31, 2005. Refer to Note 11, “Commitments and Contingencies, Other Commitments” on page F-22.

Evercore has revised its disclosure on page 53 to clarify the discussion of the general partners’ commitments to make capital contributions to these funds.

f.	We refer to the “Relationship with the Evercore Capital Partners Funds” section on page 88 that states Evercore GP Holdings LLC will become a non-managing member of the general partner of the Evercore Capital Partners II private equity fund that will entitle the Company to receive 8% to 9% o the carved interest realized from that fund following the offering. In this regard, please tell us why you consider that this private equity fund falls under EITF 04-5 considering it appears the Company continues to have significant influence over this fund.

Evercore respectfully advises the Staff that the non-managing minority equity interest in the general partner of the Evercore Capital Partners II private equity fund to be contributed to Evercore LP will not afford Evercore LP with either a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or b)

Securities and Exchange Commission	-36-	June 26, 2006

substantive participating rights. Control over this entity will remain with Messrs. Altman and Beutner as the sole managing members of the entity’s sole general partner.

Financial Statement of Protego Asesores, S.A. de C.V, Subsidiaries and Protego SI, S.C.

Combined and Consolidated Balance Sheets, _page F-28

71.	We refer to the “Organizational Structure, Combination with Protego” section on page 26 that states Protego will distribute to is Directors monetary and other consideration equal to all earnings for the period from January 1, 2005 to the date of the closing of the acquisition transaction. In this regard, please record the planned distribution to the owners of the Company by providing a pro forma balance sheet giving effect to the distribution accrual, but not giving effect to the offering proceeds, along side the historical balance sheet. Refer to SAB 1.B.3.

Evercore respectfully advises the Staff that Protego has not declared a dividend and that it is not possible for Protego to estimate the size of the eventual pre-incorporation distributions to its Directors because it is unable to estimate its earnings through the date of the Reorganization. Evercore respectfully submits that investors are adequately informed of the distributions to be effected prior to the offering as it is discussed elsewhere in the Registration Statement and notes that a distribution of its earnings through March 31, 2006 is reflected as an adjustment to the pro forma statement of financial condition in the “Unaudited Pro Forma Financial Information” section.

* * * * * * * *

Securities and Exchange Commission	-37-	June 26, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Todd K. Schiffman, Esq.
Donald Walker
Edwin Adames

Evercore Partners Inc.
David E. Wezdenko
Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.

ANNEX A

Worldwide Announced Advisor Ranking (AD1)

Based on Value

Excluding Equity Carveouts, Withdrawn Deals & Open Market Repurchases

01/01/2001 - 06/22/2006

Financial Advisor Full to Each Eligible Advisor	Ranking Value inc. Net Debt of Target ($ Mil)	Rank	Mkt. Share	Number of Deals
Goldman Sachs & Co	3,199,907.2	1	30.8	1,888
Morgan Stanley	2,378,567.2	2	22.9	1,692
JP Morgan	2,254,815.2	3	21.7	1,988
Citigroup	2,186,604.2	4	21.0	1,969
Merrill Lynch & Co Inc	2,041,921.8	5	19.6	1,290
UBS	1,476,694.4	6	14.2	1,514
Lehman Brothers	1,440,444.6	7	13.9	1,060
Credit Suisse	1,424,952.5	8	13.7	1,772
Deutsche Bank AG	1,287,419.8	9	12.4	1,254
Lazard	1,183,978.8	10	11.4	1,123
Rothschild	979,790.3	11	9.4	1275
BNP Paribas SA	627,088.1	12	6.0	573
ABN AMRO	432,301.0	13	4.2	791
Banc of America Securities LLC	431,317.9	14	4.2	583
Bear Stearns & Co Inc	403,894.9	15	3.9	344
HSBC Holdings PLC	399,999.7	16	3.9	421
Dresdner Kleinwort Wasserstein	347,296.2	17	3.3	437

Evercore Partners	271,308.8	18	2.6	65

Societe Generale	247,011.4	19	2.4	411
Calyon	235,742.8	20	2.3	285
CIBC World Markets Inc	196,130.6	21	1.9	452
Mediobanca	182,419.1	22	1.8	158
PricewaterhouseCoopers	174,408.7	23	1.7	1448
Nomura	173,551.4	24	1.7	681
Rohatyn Associates LLC	173,526.1	25	1.7	4
Macquarie Bank	170,314.4	26	1.6	367
Houlihan Lokey Howard & Zukin	160,781.2	27	1.6	777
KPMG Corporate Finance	155,384.1	28	1.5	2298
Wachovia Corp	152,361.9	29	1.5	262
Greenhill & Co, LLC	141,703.6	30	1.4	113
RBC Capital Markets	130,357.5	31	1.3	311
Cazenove & Co	118,092.3	32	1.1	139
The Blackstone Group	117,635.3	33	1.1	63
Ernst & Young LLP	114,493.7	34	1.1	1080
Santander Investment SA	112,795.2	35	1.1	145
Keefe Bruyette & Woods Inc	99,699.7	36	1.0	271
Mitsubishi UFJ Financial Group	96,655.1	37.9		574
Deloitte & Touche LLP	95,854.3	38.9		766
MCC	95,023.1	39.9		40
Mizuho Financial Group	91,859.5	40.9		588
BMO Capital Markets	90,547.0	41.9		201
Quadrangle Group LLC	80,378.9	42.8		3
TD Securities Inc	78,073.0	43.8		128
ING	74,476.8	44.7		398
Daiwa Securities SMBC	64,534.4	45.6		477
HVB/UBM	64,298.2	46.6		166
Jefferies & Co Inc	62,587.5	47.6		509
Scotiabank-Bank of Nova Scotia	61,027.3	48.6		144
D Carnegie & Co AB	59,299.2	49.6		224
Enskilda	59082.6	50	0.6	233
Subtotal with Financial Advisor	8,999,210.1	—	86.6	36,036
Subtotal without Financial Advisor	1,397,818	—	13	128,960

Industry Total	10,397,028	—	100	164,996